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johndellagrotta@paulhastings.com

February 6, 2015

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management,

    Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333- and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is the Fund’s new shelf Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2015 registering a presently indeterminate number of shares of common stock, preferred stock and debt securities to be offered on an immediate, continuous or delayed basis for a proposed maximum aggregate offering price of $1 billion (the “February 2015 Shelf”).

The February 2015 Shelf does not contain disclosures that are substantially different from the $1 billion shelf registration statement of the Fund offering common stock, preferred stock and debt securities filed on January 23, 2014 (File
Nos. 333-193497 and 811-21593, which was declared effective on February 19, 2014 (the “February 2014 Shelf”).

The February 2015 Shelf is marked to show changes from the February 2014 Shelf.

The February 2015 Shelf contains the following changes from the February 2014 Shelf: (i) similar to the Fund’s use of incorporation by reference in the February 2014 Shelf, the Fund incorporates by reference into its Statement of Additional Information its audited financial statements, financial highlights, the accompanying notes thereto, and the report of PricewaterhouseCoopers LLP thereon for the fiscal year ended November 30, 2014 (the “2014 Audited Financial Statements”) contained in the Fund’s Annual Report to Stockholders on Form N-CSR for the fiscal year ended November 30, 2014; (ii) adds disclosure relating to the Fund’s Series H and I Mandatory Redeemable Preferred Stock and Series II, JJ, KK, LL, MM, NN and OO of Notes (documents relating to which have been included as exhibits to the February 2015 Shelf); and (iii) provides yearly updates throughout, with a specific focus on the risk factors, particularly relating to companies with operations in the oil and gas industry.

Mr. Edward P. Bartz

U. S. Securities and Exchange Commission

In light of the similarities between the disclosures made in the February 2015 Shelf and the February 2014 Shelf and using the principles stated in Release 33-6510 and Release No. IC 13768, we respectfully request that the Staff consider a cursory or no review of the February 2015 Shelf.

The Fund respectfully requests the Staff’s assistance in completing its review of the February 2015 Shelf as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ John F. Della Grotta

John F. Della Grotta

of PAUL HASTINGS LLP

JFD:bdg

CC:	John M. Ganley, Senior Counsel, Esq.
U.S. Securities and Exchange Commission (w/encl.)
Kevin S. McCarthy, Kayne Anderson (w/encl.)
David S. Shladovsky, Esq., Kayne Anderson (w/encl.)
David A. Hearth, Esq., Paul Hastings (w/encl.)